UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Under the Securities Exchange Act of 1934)

(Amendment No. 2)*

VERANO HOLDINGS CORP.

(Name of Issuer)

Class A subordinate voting shares

(Title of Class of Securities)

92338D101

(CUSIP Number)

George Archos

Chief Executive Officer

224 West Hill Street, Suite 400

Chicago, Illinois 60610

(312) 265-0730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92338D101	13D/A	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS George Archos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,064,457 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,064,457 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,064,457 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1), (2)
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1) Includes 8,843 Class A Subordinate Voting Shares of the Issuer (“Subordinate Voting Shares”) underlying stock options granted to Mr. Archos under the Verano Holdings Corp. Stock and Incentive Plan (the “Plan”), which are currently exercisable. Each stock option is exercisable for Class B Proportionate Voting Shares of the Issuer (“Proportionate Voting Shares”), provided that any awards granted under the Plan may be settled in Subordinate Voting Shares based on a ratio of 100 Subordinate Voting Shares for each Proportionate Voting Share, which is the intention of the board of directors of the Issuer, and as such, the information with respect to the Plan is denominated solely in Subordinate Voting Shares applying such exchange ratio. Assuming the conversion to Subordinate Voting Shares, the exercise price of the stock options is $23.10 ($30.60 Canadian dollars) as of June 30, 2023.

(2) The percentage is calculated based on an aggregate of 343,376,357 Subordinate Voting Shares outstanding (consisting of (i) 343,367,514 Subordinate Voting Shares outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on August 8, 2023 and (ii) 8,843 Subordinate Voting Shares underlying exercisable stock options granted to Mr. Archos under the Plan).

CUSIP NO. 92338D101	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Archos Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,420,790
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,420,790
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,420,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

(1) The percentage is calculated based on an aggregate of 343,367,514 Subordinate Voting Shares outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on August 8, 2023.

CUSIP NO. 92338D101	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Copperstone Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,225,852
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,225,852
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,225,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

(1) The percentage is calculated based on an aggregate of 343,367,514 Subordinate Voting Shares outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on August 8, 2023.

CUSIP NO. 92338D101	13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS GP Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,154,606
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,154,606
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,154,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

(1) The percentage is calculated based on an aggregate of 343,367,514 Subordinate Voting Shares outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on August 8, 2023.

CUSIP NO. 92338D101	13D/A	Page 5 of 6 Pages

SCHEDULE 13D

This Amendment No. 2 on Schedule 13D (this “Schedule 13D/A”) amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2022, as previously amended and restated by Amendment No. 1 to Schedule 13D filed with the SEC on May 1, 2023 (collectively, the “Original Statement”) by (i) George Archos, (ii) Archos Capital Group, LLC, an Illinois limited liability company (“Archos Capital”), (iii) Copperstone Trust, an Illinois trust, (iv) GP Management Group, LLC, an Illinois limited liability company (“GP Management”), (v) 3PLGK, LLC, an Illinois limited liability company (“3PLGK”), and (vi) The George P. Archos Irrevocable Trust, an Illinois trust (the “Trust”). Unless otherwise defined herein, capitalized terms used in this Schedule 13D/A have the meanings ascribed to them in the Original Statement. Unless amended or supplemented below, the information in the Original Statement remains unchanged.

This Schedule 13D/A is being filed to (i) remove 3PLGK because it had distributed the Subordinate Voting Shares held by it prior to filing the Original Statement, of which 13,704,943 Subordinate Voting Shares were distributed to George Archos individually based on his ownership in 3PLGK, (ii) correct the holdings of George Archos to reflect the distribution by 3PLGK and (iii) remove the Trust because prior to the Original Statement George Archos did not, and currently does not, have beneficial ownership of the Subordinate Voting Shares owned by the Trust.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to Class A subordinate voting shares of Verano Holdings Corp. The principal executive offices of the Issuer are located at 224 West Hill Street, Suite 400, Chicago Illinois 60610.

Item 2.	Identity and Background.

(a) This Schedule 13D/A is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) George Archos, (ii) Archos Capital, (iii) Copperstone Trust and (iv) GP Management.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of Geroge Archos is 224 West Hill Street, Suite 400, Chicago, Illinois 60610. The address of the principal business office of each of Archos Capital, Copperstone Trust and GP Management is c/o Mr. George Archos, 224 West Hill Street, Suite 400, Chicago, Illinois 60610.

Item 3.	Source and Amount of Funds.

The responses to Item 5(c) of this Schedule 13D/A are incorporated by reference into this Item 3.

CUSIP NO. 92338D101	13D/A	Page 6 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As of September 18, 2023, (i) Mr. Archos may be deemed to beneficially own 51,064,457 Subordinate Voting Shares, which represents approximately 14.9% of the outstanding Subordinate Voting Shares (including Subordinate Voting Shares underlying equity awards of Mr. Archos that are exercisable within 60 days of September 18, 2023), (ii) Archos Capital may be deemed to beneficially own 4,420,790 Subordinate Voting Shares, which represents approximately 1.3% of the outstanding Subordinate Voting Shares, (iii) Copperstone Trust may be deemed to beneficially own 22,225,852 Subordinate Voting Shares, which represents approximately 6.5% of the outstanding Subordinate Voting Shares and (iv) GP Management may be deemed to beneficially own 10,154,606 Subordinate Voting Shares, which represents approximately 3.0% of the outstanding Subordinate Voting Shares. Such percentages are calculated based on (i) with respect to Mr. Archos, an aggregate of 343,376,357 Subordinate Voting Shares outstanding (consisting of (a) 343,367,514 Subordinate Voting Shares outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on August 8, 2023 and (b) 8,843 Subordinate Voting Shares underlying exercisable stock options granted to Mr. Archos under the Plan) and (ii) with respect to the other Reporting Persons, an aggregate of 343,367,514 Subordinate Voting Shares outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on August 8, 2023.

(b) The following table sets forth the Reporting Persons’ sole and shared voting power of Subordinate Voting Shares as of September 18, 2023.

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
George Archos	51,064,457	0	51,064,457	0
Archos Capital Group, LLC	4,420,790	0	4,420,790	0
Copperstone Trust	22,225,852	0	22,225,852	0
GP Management Group, LLC	10,154,606	0	10,154,606	0

(c) Mr. Archos was the co-founder of Verano Holdings, LLC, a predecessor of the Issuer’s business operations. On February 11, 2021, following a series of transactions, the Issuer became a British Columbia public reporting company and Verano Holdings, LLC and its subsidiaries became subsidiaries of the Issuer. In connection with such transactions, the membership interests in Verano Holdings, LLC held by each of the Reporting Persons were exchanged for Subordinate Voting Shares. Mr. Archos is the current Chairman and Chief Executive Officer of the Issuer and has received grants of equity awards under the Plan in connection with his employment with the Issuer which have settled in, or are exercisable for, Subordinate Voting Shares following vesting.

Annex A attached hereto lists all transactions in Subordinate Voting Shares during the past 60 days by the Reporting Persons. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Subordinate Voting Shares in the 60 days preceding the date hereof.

Item 7.	Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated September 18, 2023 by and among George Archos, Archos Capital Group, LLC, Copperstone Trust, and GP Management Group, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2022

/s/ George Archos
George Archos

ARCHOS CAPITAL GROUP, LLC

By:	/s/ George Archos
Name:	George Archos
Title:	Member

COPPERSTONE TRUST

By:	/s/ George Archos
Name:	George Archos
Title:	Trustee

GP MANAGEMENT GROUP, LLC

By:	/s/ George Archos
Name:	George Archos
Title:	Manager

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to Subordinate Voting Shares effected in the last 60 days by the Reporting Persons or on behalf of the Reporting Persons in respect of Subordinate Voting Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 18, 2023.

Date	Effected By	Nature of Transaction	Amount	Price
8/24/2023	George Archos	Acquisition from the settlement of vested restricted stock units under the Plan	17,600	$0
8/24/2023	George Archos	Open market sale related to “sell to cover” transaction with respect to tax obligations arising from the settlement of restricted stock units	4,660	$2.59

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated September 18, 2023 by and among George Archos, Archos Capital Group, LLC, Copperstone Trust and GP Management Group, LLC.